UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s Number (CNPJ) #60.746.948/0001 -12
Corporate Registry Number (NIRE) #35.300.027.795
Publicly-held Company
Special Stockholders’ Meeting
Call Notice

The stockholders of this Company are invited to gather in the Special Stockholders’ Meeting, to be held on December 28th, 2006, at 4:00 p.m., at the Company’s headquarters located in Cidade de Deus, Vila Yara, Osasco, São Paulo, 5th floor, Salão Nobre, Prédio Novo, to ratify the Capital Stock increase, deliberated at the 207th Special Stockholders’ Meeting held on October 5th, 2006, in the amount of R$;1,200,000,000.00, increasing it from R$;13,000,000,000.00 to R$;14,200,000,000.00, by means of issuance of 21,818,182 new book-entry registered stocks, with no par value, of which 10,909,152 are common stocks and 10,909,030 are preferred stocks, whose Notice to the Stockholders were published in the “Diário Oficial do Estado de São Paulo” and “Diário do Comércio”, on October 19th, 2006, with the consequent amendment to the “caput” of the Article 6 of the Corporate Bylaws.

Documents Available to Stockholders: this Call Notice is made available to stockholders at the Stocks and Custody Department of Bradesco, Depositary Financial Institution of the Companies’ Stocks, located in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and it can also be viewed on the website www.bradesco.com.br - Corporate Governance Section - Corporate Documents.

Cidade de Deus, Osasco, SP, December 11st , 2006

Lázaro de Mello Brandão
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2006

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Managing Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.